EXHIBIT 99.5

                                                                  CONFORMED COPY


                              DATED 3 January 2003
                              --------------------

                         STOLT COMEX SEAWAY FINANCE B.V.
                                  (as borrower)

                                      -and-

                                STOLT OFFSHORE SA
                                 (as guarantor)

                                      -and-

                                  CITIBANK N.A.
                               DEN NORSKE BANK ASA
                                  HSBC BANK PLC
                                 ING CAPITAL LLC
                             NORDEA BANK NORGE ASA,
                               Grand Cayman Branch

                                      -and-

                              VEREINS-UND WESTBANK
                               AKTIENGESELLSCHAFT
                                   (as banks)

                                      -and-

                             NORDEA BANK NORGE ASA,
                               Grand Cayman Branch
                    (as facility agent and security trustee)

                -------------------------------------------------

                          FIRST SUPPLEMENTAL AGREEMENT
               TO A $100,000,000 SECURED MULTI-CURRENCY REVOLVING
                    LOAN FACILITY AGREEMENT DATED 9 JULY 2002

                -------------------------------------------------



                               STEPHENSON HARWOOD
                           One, St. Paul's Churchyard
                                 London EC4M 8SH
                               Tel: 020 7329 4422
                               Fax: 020 7606 0822
                                    Ref: 822

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                                    CONTENTS

                                                                            Page

1   Interpretation.............................................................2


2   Conditions.................................................................2


3   Representations and Warranties.............................................4


4   Amendments to Loan Agreement...............................................4


5   Confirmation and Undertaking...............................................8


6   Communications, Law and Jurisdiction.......................................8


7   Miscellaneous..............................................................9

Schedule 1....................................................................10
        The Banks.............................................................10

Schedule 2....................................................................12
        Confirmation Deed.....................................................12

Schedule 3....................................................................18
        Confirmation Letter...................................................18

Schedule 4....................................................................20
        Financial Covenants Certificate.......................................20

Schedule 5....................................................................22
        Form of Promissory Note...............................................22

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SUPPLEMENTAL AGREEMENT

Dated: 3 January 2003

BETWEEN:-

(1) STOLT COMEX SEAWAY FINANCE B.V. which is a company incorporated according to the law of The Netherlands with its registered office at Karel Doormanweg 25, 3115 JD Schiedam, The Netherlands (the "Borrower"); and

(2) STOLT OFFSHORE S.A. which is a company incorporated according to the law of Luxembourg with its registered office at 26 rue Louvigny L-1946 Luxembourg (the "Guarantor"); and

(3) the banks and financial institutions listed in Schedule 1, each acting through its office at the address indicated against its name in
          Schedule 1 (together "the Banks" and each a "Bank"); and

(4) NORDEA BANK NORGE ASA, Grand Cayman Branch acting as facility agent and security trustee through its office at 437 Madison Avenue, 21st Floor, New York, New York 10022, United States of America (in that capacity "the Agent").

SUPPLEMENTAL TO a Secured Multi-Currency Revolving Loan Facility Agreement dated 9 July 2002 (the "Loan Agreement") made between the Borrower, the Guarantor, the Banks and the Agent on the terms and subject to the conditions of which each of the Banks agreed to advance to the Borrower its respective Commitment of an aggregate amount not exceeding one hundred million Dollars ($100,000,000) (the "Facility").

WHEREAS:-

(A) The Borrower and the Guarantor have requested that the Banks and the Agent consent to the amendment of certain of the financial covenants and calculations contained in the Loan Agreement as set out in a letter from the Borrower to the Agent dated 27 November 2002 (the "Request").

(B) The Banks, the Agent, the Borrower and the Guarantor have agreed to amend the Loan Agreement on the terms and subject to the conditions contained in this Supplemental Agreement.

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IT IS AGREED THAT:-

1    Interpretation

     1.1  In this Supplemental Agreement:-

          "Confirmation Deed" means the deed of confirmation and amendment to be given by the Shipowning Guarantor to the Agent substantially in the form of Schedule 2;

          "Confirmation Letter" means the letter of confirmation addressed to the Agent to be signed by the Managers substantially in the form of
          Schedule 3;

          "Effective Date" means the date on which the Agent confirms to the Borrower that all of the conditions referred to in Clause 2.1 have been satisfied, which confirmation the Agent shall be under no obligation to give if an Event of Default or Potential Event of Default shall have occurred; and

          "Mortgage Addenda" means together (i) the Addendum to the Mortgage in relation to m.v. "DLB 801" dated 11 July 2002 and (ii) an Addendum to the Mortgage in relation to m.v. "SEAWAY POLARIS" dated 11 July 2002, each such addenda to be made between the Agent and the Shipowning Guarantor.

     1.2 All words and expressions defined in the Loan Agreement shall have the same meaning when used in this Supplemental Agreement unless the context otherwise requires, and clause 1.2 of the Loan Agreement shall apply to the interpretation of this Supplemental Agreement as if it were set out in full.

2    Conditions

     2.1 Before Clause 4 of this Supplemental Agreement shall take effect, the Borrower shall deliver or cause to be delivered to or to the order of the Agent the following documents and evidence:-

          2.1.1 A certificate from a duly authorised officer of each of the Security Parties (i) confirming that none of the documents delivered to the Agent pursuant to clauses 3.1.1 and 3.1.4 of the Loan Agreement have been amended or modified in any way since the date of their delivery to the Agent, or copies, certified by a duly authorised officer

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                    of  the  Security  Party  in  question  as  true,  complete, accurate and neither amended nor revoked, of any which have been amended or modified and (ii) setting out the names of the directors, officers and (other than the Guarantor) the shareholders of that Security Party.

          2.1.2 A copy, certified by a director or the secretary of the Security Party in question as true, complete and accurate and neither amended nor revoked, of a resolution of the directors and a resolution of the shareholders of each Security Party (together, where appropriate, with signed waivers of notice of any directors' or shareholders' meetings) approving, and authorising or ratifying the execution of, this Supplemental Agreement, the Confirmation Deed, the Confirmation Letter and the Mortgage Addenda.

          2.1.3 The notarially attested and legalised (in either case to the extent required by applicable law) power of attorney of each of the Security Parties under which this Supplemental Agreement, the Confirmation Deed, the Confirmation Letter and the Mortgage Addenda is to be executed by that Security Party.

          2.1.4 Evidence of payment to the Agent of an amendment fee of nought point three five per cent (0.35%) of the Maximum Facility Amount to be allocated among the Banks in proportion to their Proportionate Shares for the account of each of the Banks who have consented to the Request.

          2.1.5 This Supplemental Agreement, the Confirmation Deed, the Confirmation Letter and the Mortgage Addenda duly executed by all parties thereto together with evidence of the registration of the Mortgage Addenda at the Panamanian Ship Registry.

          2.1.6 Evidence that SNSA's Liquidity Line (i) has been made available to members for the SO Group for a minimum period of twelve 12 months starting from 28 November 2002 and (ii) is fully subordinated to the Facility upon terms and conditions acceptable to the Agent.

          2.1.7 Such legal opinions as the Agent on behalf of the Banks shall require.

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     2.2  All  documents  and evidence  delivered to the Agent  pursuant to this
          Clause shall:-

          2.2.1     be in form and substance acceptable to the Agent;

          2.2.2 be accompanied, if required by the Agent, by translations into the English language, certified in a manner acceptable to the Agent;

          2.2.3 if required by the Agent, be certified, notarised, legalised or attested in a manner acceptable to the Agent.

3    Representations and Warranties

     Each of the representations and warranties contained in clause 4 of the Original Agreement shall be deemed repeated by each of the Borrower and the Guarantor at the date of this Supplemental Agreement and at the Effective Date, by reference to the facts and circumstances then pertaining, as if references to the Security Documents included this Supplemental Agreement. Notwithstanding anything to the contrary, the deemed repetition of the representation and warranty set forth in clause 4.13 of the Loan Agreement shall relate to changes since 21 November 2002.

4    Amendments to Loan Agreement

     With effect from that Effective Date the Loan Agreement shall be read and construed as though:-

     (a) the reference in clause 1.1.2 to "Clause 12.3.1(e)" were amended to read "Clause 12.3.1(f)";

     (b) the definition of "Default Rate" in clause 1.1.21 were amended to insert the words "and applicable Premium" after the words "the applicable Margin" in (ii);

     (c) a new definition were inserted at clause 1.1.67 as follows and the remaining clauses were renumbered accordingly:-

          ""Premium" based on the ratio of Consolidated Debt to EBITDA for the preceding four fiscal quarters ("D/EBITDA") for the period commencing on 1 December 2002 and for the remainder of the Facility Period means:-

          (i)  0.00% where D/EBITDA is less than 2;

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          (ii) 0.25% where  D/EBITDA is equal to or greater than 2 but less than
               3;

          (iii)0.50% where D/EBITDA is equal to or greater than 3 but less than 4;

          (iv) 1.00% where D/EBITDA is equal to or greater than 4 but less than 5; and

          (v)  1.50% where D/EBITDA is equal to or greater than 5;

          Provided however that each applicable Premium shall automatically increase by fifty per cent (50%) in the event of a Change of Control, unless such Change of Control is acceptable to all the Banks. The Premium shall be calculated by the Agent on each Margin Review Date commencing 30 November 2002 for the succeeding fiscal quarter and shall be calculated based on the Consolidated Debt as of the previous Margin Review Date over EBITDA for the four fiscal quarters, the most recent of which shall have ended on the previous Margin Review Date however for the fiscal quarter commencing on 1 December 2002 only, the applicable Premium shall be one per cent (1%).";

     (d) a new definition were inserted at clause 1.1.83 as follows and the remaining clauses were re numbered accordingly:-

          ""SNSA's Liquidity Line" means the committed line of credit in the amount of fifty million Dollars ($50,000,000) to be extended by Stolt-Nielsen Transportation Group Ltd (Liberia) to members of the SO Group for working capital and other corporate purposes for a period ending on or after 28 November 2003, the availability of such committed line of credit to be guaranteed by SNSA.";

     (e) clause 7.3 line 3, were amended by inserting the words "and applicable Premium" after the word "Margin" and before the words ", (b) LIBOR and, .....";

     (f) clause 9.2 were amended (i) by inserting the words "and applicable Premium" after the words "applicable Margin" and before the words "per annum" in line 2 and (ii) by inserting the words "the aggregate of" before the word "Margin" and inserting the words "and applicable Premium" after the word "Margin" and before the words "in effect" in line 6;

     (g)  a new clause 12.2.3(f) were inserted as follows:-

          "(f) the   Guarantor's   consolidated   monthly   unaudited   internal
               management accounting reports as soon as practicable but in any event not later than 35 days after the month end to which they relate.",

          and the full stop at the end of clause 12.2.3(e) were deleted and replaced by a semi colon;

     (h) in clause 12.2.21, (i) the reference in lines 3 and 4 to "fifty million Dollars ($50,000,000)" were deleted and replaced by "seventy five million Dollars ($75,000,000) and (ii) for the purposes of the second sentence of this clause only, the Facility Period shall be deemed to commence on the Effective Date;

     (i) clause 12.3.1 (a), (b), (c) and (d) was deleted and replaced by the following and the existing clause 12.3.1(e) was renumbered 12.3.1(f):-

          "(a) maintain a Consolidated Tangible Net Worth of not less than $475,000,000 or the equivalent in any other currency which shall be increased on an annual basis calculated as of the end of each fiscal year by an amount equal to 50% of annual consolidated net income (to the extent positive) from 30 November 2002;

          (b) maintain a Consolidated Debt to Consolidated Tangible Net Worth ratio of a maximum of 1.00:1.00 as calculated at the end of each fiscal quarter;

          (c) on a rolling four fiscal quarter basis, maintain a D/EBITDA ratio of a maximum of:-

               5:1 during the period commencing on 1 September 2002 and ending 30 November 2002;

               6:1 during the period commencing on 1 December 2002 and ending on 28 February 2003;

               6:1 during the period commencing on 1 March 2003 and ending on 31 May 2003;

               4.75:1 during the period commencing on 1 June 2003 and ending on 31 August 2003;

               4.00:1 during the period commencing on 1 September 2003 or ending on 30 November 2003; and

               3.50:1 during the period commencing on 1 December 2003 and ending on the last day of the Facility Period;

          (d) ensure that any inter-company debt due from SNSA or any of its Subsidiaries (not including the SO Group) to the SO Group does not at any one time exceed fifty million Dollars ($50,000,000) in aggregate or its equivalent amount in any other currency provided that, the Guarantor shall procure that no inter-company debt whatsoever shall be advanced to SNSA or any of its subsidiaries if an Event of Default or Potential Event of Default has occurred and is continuing;

          (e) ensure that SNSA's Liquidity Line (i) shall be fully subordinated to the Facility throughout the Facility Period upon terms and conditions acceptable to the Banks in their sole discretion upon the occurrence of an Event of Default (ii) shall not exceed
               $50,000,000 in aggregate and (iii) shall not be repaid if an Event of Default or Potential Event of Default has occurred and is continuing or an Event of Default or Potential Event of Default would occur as a result of such repayment.

               For the purposes of this Clause 12.3.1 (i) Subordinated Debt in an amount of up to one hundred million Dollars ($100,000,000) or the equivalent in any other currency and (ii) SNSA's Liquidity Line shall not be included in the calculation of (i) Consolidated Debt to Consolidated Tangible Net Worth and (ii) D/EBITDA, for covenant calculation purposes but shall be included for the purposes of calculating the applicable Margin and the applicable Premium.";

          (g) schedule 1 were deleted and replaced by Schedule 1 to this Supplemental Agreement; and

          (f) schedule 3 were deleted and replaced by the form of certificate set forth in Schedule 4 to this Supplemental Agreement.

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5    Confirmation and Undertaking

     5.1 In consideration of the agreements of the Finance Parties contained in this Supplemental Agreement, each of the Borrower and the Guarantor confirms that all of its respective obligations under or pursuant to the Loan Agreement remain in full force and effect, despite the amendments to the Loan Agreement made in or pursuant to this Supplemental Agreement, as if all references in any of the Security Documents to the Loan Agreement (however described) were references to the Loan Agreement as amended and supplemented by this Supplemental Agreement.

     5.2 The definition of any term defined in any of the Security Documents shall, to the extent necessary, be modified to reflect the amendments to the Loan Agreement made in or pursuant to this Supplemental Agreement.

     5.3 In consideration of the consent of the Banks and the Agent contained in this Supplemental Agreement, each of the Borrower and the Guarantor agrees that:-

          5.3.1 it will not repay any sums due and owing or any other sums howsoever payable by it under or pursuant to SNSA's Liquidity Line if an Event of Default has occurred and is continuing or an Event of Default or Potential Event of Default would occur as a result of such repayment;

          5.3.2 immediately upon receiving monies under or pursuant to SNSA's Liquidity Line it will execute a Promissory Note in the form attached at Schedule 5 to this Supplemental Agreement (the "Promissory Note") and deliver a certified copy of the same to the Agent; and

          5.3.3 any funds received by it under or pursuant to SNSA's Liquidity Line shall at all times throughout the Facility Period be fully subordinated to the Facility upon the terms set out in the Promissory Note.

6    Communications, Law and Jurisdiction

     The provisions of clauses 18 (Communications) and 21 (Law and Jurisdiction) of the Loan Agreement shall apply to this Supplemental Agreement as if they were set out in full and as if references to the Loan Agreement were references to this Supplemental Agreement.

7    Miscellaneous

     Clauses 19.7, 20.2, 20.20 and 20.21 of the Loan Agreement shall (mutatis mutandis) apply to this Supplemental Agreement.

IN WITNESS of which the parties to this Supplemental Agreement have executed this Supplemental Agreement the day and year first before written

SIGNED by /s/ JOHAN RASMUSSEN                       )
Johan Rasmussen                                     )
duly authorised                                     )
for and on behalf of                                )
STOLT COMEX SEAWAY                                  )
FINANCE B.V                                         )
in the presence of:                                 )



SIGNED by /s/ JACOB STOLT-NIELSEN                   )
Jacob Stolt-Nielsen                                 )
duly authorised                                     )
for and on behalf of                                )
STOLT OFFSHORE SA                                   )
in the presence of:                                 )



SIGNED by /s/ CHARLES R. DELAMATER                  )
Charles R. Delamater, Managing Director             )
Senior Credit Officer                               )
duly authorised                                     )
for and on behalf of                                )
CITIBANK N.A.                                       )
(as a Bank)                                         )
in the presence of: /s/ ELIZABETH O'HAGAN           )
                    Elizabeth O'Hagan
                    Assistant Vice President



SIGNED by /s/ NIKOLAI A. NACHAMKIN                  )
Nikolai A. Nachamkin, First Vice President          )
duly authorised                                     )
for and on behalf of                                )
DEN NORSKE BANK ASA                                 )
(as a Bank )                                        )
in the presence of: /s/ HENRIK ASLAND               )
                    Henrik Asland
                    Senior Vice President

SIGNED  by /s/ HC LUTENER                           )
duly authorised for and on behalf                   )
of  HSBC BANK PLC                                   )
(as a Bank)                                         )
in the presence of:-                                )

SIGNED by /s/ R. SCHERPENHUIJSEN ROM                )
duly authorised for and on behalf                   )
of  ING CAPITAL LLC                                 )
(as a Bank)                                         )
in the presence of:- /s/ SUBHA PASUMARTI            )



SIGNED  by /s/ HANS CHR. KJELSRUD                   )
Hans Chr. Kjelsrud, Senior Vice President           )
duly authorised for and on behalf                   )
of NORDEA BANK NORGE ASA,                           )
Grand Cayman Branch (as a Bank)                     )
in the presence of:-/s/ RONNY BJORNADAL             )
                    Ronny Bjornadal
                    Vice President



SIGNED  by /s/ JILL BOHNHORST                       )
duly authorised for and on behalf                   )
of VEREINS-UND WESTBANK AG                          )
(as a Bank)                                         )
in the presence of:- /s/ BJORN SCHILLING            )



SIGNED  by /s/ HANS CHR. KJELSRUD                   )
Hans Chr. Kjelsrud, Senior Vice President           )
duly authorised for and on behalf                   )
of  NORDEA BANK NORGE ASA,                          )
Grand Cayman Branch (as the Agent                   )
and Security Trustee) in the presence of:-          )
                      /s/ RONNY BJORNADAL
                      Ronny Bjornadal
                      Vice President